Moxi On The Rocks LLC

Form C/A-R

Purpose of This Form

A company that has raised money using Regulation Crowdfunding must report certain information. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.202 listing the information companies must provide. This form – Form C-AR – is the form used to provide that information.

(A) The Company

Name of Company	Moxi On The Rocks LLC
State of Organization	CT
Date of Formation	11/2/2020
Entity Type	Limited Liability Company
Street Address	70 N Beacon St, Hartford, CT 6105
Website Address	https://www.moxiontherocks.com

(B) Directors and Officers Of the Company

Name	Position	Officer Since	Past Experience
Tomas Nenortas	Founder	2020	Quiver Spirits LLC - Co-Founder & Managing Partner 2016 - Present

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power
Tomas Nenortas	100%

(D) The Company's Business and Business Plan

CT Accredited Investor Credit

If you are an accredited Angel Investor who lives in Connecticut you will receive a 25% State Income Tax Credit for investments starting at $25,000.00. Please visit Connecticut Innovations - www.CTInnovations.com for more information or see the data room.

A Historic Site Re-Imagined

The 100 year old patina screams to be transformed into a public gathering spot highlighting the industrial/natural beauty connection of the site. Moxi On The Rocks will receive a 30% state historic renovation tax credit as a newly registered CT historic site.

- Historic Fabric Preserved
- Steam Punk Vision
- Industrial/Nature Connection Reestablished

The Location

Moxi is the main attraction in the rehabilitation and restoration of the historic Burnside Paper Mill located on the scenic banks of the Hockanum River Falls in East Hartford, CT.
- 7 Minutes from Downtown Hartford, Rentschler Field and I-84 & I-91
- Green Sustainable Hydro-Powered Historic Rehabilitation
- Will Highlight Connecticut's Burgeoning Beverage Market

The First all-inclusive Libation Library in CT

Moxi On The Rocks will be Connecticut's Hrst all-inclusive Libation Library featuring locally-made Liquors, Wines, Beers, Meads, Ciders & Soda Pop. The on-site Rookery Spirit Works will provide direct-to-consumer bottle sales.

- Local
- In Support of Small Business
- Community Focused
- Minimal Waste Philosophy

The Team

Tomas Nenortas, Chief, Cook & Bottle Washer
Tomas has been producing QUIVER Spiced Honey Spirit, the Flagship of a line of Heritage Spirits based on ancestral recipes, for decades, to the delight of friends & family. Having learned the recipes from the attentive eyes of his four Lithuanian grandparents, he continues the tradition, making them the same way, and is very proud and excited to bring this Line to World markets. He will oversee day-to-day operations of Moxi.

Dan Rice, The Engagement Specialist
Dan has worked in marketing, web design, and multimedia production for the past five years. His forward thinking approach to problem solving and attention to detail will help propel Moxi as a business and brand.

Kim Burke, Director of Anti-Chaos
With 30 years' combined experience in business & management, operations, education, mathematics and accounting. Kim grounds the Moxi team as the business systems manager.

(E) Number of Employees

The company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the oHering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

(G) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms - Offering 1

Revenue Percentage	2.30%
Payment Deadline	10/1/2030
Maximum Payment Multiple	
Early Investors	1.8x (For the first $40,000 invested.)
All Other Investors	1.6x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securization	Unsecured
Accrual Rate	1.30%

Summary of Terms - Offering 2

Revenue Percentage	1.80%
Payment Deadline	10/1/2030
Maximum Payment Multiple	
Early Investors	1.8x (For the first $110,000 invested.)
All Other Investors	1.6x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securization	Unsecured
Accrual Rate	1.30%

Summary of Terms - Offering 3

Revenue Percentage	0.70%
Payment Deadline	10/1/2030
Maximum Payment Multiple	
Early Investors	1.8x (For the first $35,000 invested.)
All Other Investors	1.6x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securization	Unsecured
Accrual Rate	1.30%

(H) Indebtedness of the Company

Title	Amount ($)	Maturity Date	Interest/Other Terms
Mainvest Revenue Share Note	$156,300	10/1/2030	2.3% of revenue until 1.6x payback multiple is achieved
Mainvest Revenue Share Note	$122,500	10/1/2030	1.8% of revenue until 1.8x payback multiple is achieved
Mainvest Revenue Share Note	$47,200	10/1/2030	0.7% of revenue until 1.6x payback multiple is achieved

(I) Other Offerings of Securities within the Last Three Years

December 2020 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $156,300 Please refer to the company's Form C/U dated August 11th, 2021 for additional disclosures.

September 2021 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $122,500 Please refer to the company's Form C/U dated January 3rd, 2022 for additional disclosures.

January 2022 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $47,200 Please refer to the company's Form C/U dated April 4th, 2022 for additional disclosures.

(J) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(K) Our Compliance with Reporting Obligations

The Company has not filed an annual report prior to this Form C/A-R and is filing this Form C/A-R to correct for a failure to file for the 2021 Fiscal Year.

Tax Information

Financial Statements Line Item	Most Recent Fiscal Year End	Prior Fiscal Year End
Total Assets	$0.00	$0.00
Cash	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term debt	$0.00	$0.00
Long-term debt	$0.00	$0.00
Revenues	$0.00	$0.00
Costs of Good Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Loss	$0.00	$0.00